BB

MAR 17 2011

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11021182

UNITED STAT
SECURITIES AND EXCHANC
Washington, D.C. 2

OMB APPROVAL	
er:	3235-0123
	April 30, 2013
Estimated average burden hour per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1266 Furnace Brook Parkway
(No. and Street)

Quincy (City) | Massachusetts (State) | 02169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

John P. McDonough | 617-328-6200 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jacobs, Velella & Kerr, PC
(Name - *if individual, state last, first, middle name*)

388 Hillside Avenue (Address) | Needham (City) | Massachusetts (State) | 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

KW 3/29

OATH OR AFFIRMATION

I, John P. McDonough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian Capital Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLYN R. CALDARONE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 27, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A Copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERIDIAN CAPITAL PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

We have audited the accompanying statements of assets, liabilities and members' equity of Meridian Capital Partners, LLC as of December 31, 2010 and 2009 and the related statements of revenues and expenses, changes in members' equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian Capital Partners, LLC as of December 31, 2010 and 2009 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

March 8, 2011

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

MERIDIAN CAPITAL PARTNERS, LLC
BALANCE SHEETS
December 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets		
Cash *(Notes 2D and 7)*	$ 25,619	$ 41,262
Deposits and prepaid expenses	1,318	-
Due from related party *(Note 3)*	-	92,717
Total Current Assets	26,937	133,979
Property and equipment		
Computer equipment and software	-	12,754
Equipment	-	817
Furniture and fixtures	-	-
Leasehold improvements	-	-
	-	13,571
Less: accumulated depreciation	-	(12,438)
Property and equipment, net	-	1,133
Total Assets	$ 26,937	$ 135,112
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accrued liabilities *(Note 4)*	$ 10,250	$ 20,000
Due to related party *(Note 3)*	532	-
Total Current Liabilities	10,782	20,000
Members' Equity *(Note 5)*	16,155	115,112
Total liabilities and members' equity	$ 26,937	$ 135,112

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue	$ -	$ -
Expenses		
Charitable contributions	-	5
Commissions and due diligence fees	362	721
Computer expense	548	1,253
Dues and subscriptions	878	105
Employee benefits	276	3,082
Filing fees expense	4,267	300
Insurance expense	314	2,384
Legal, accounting and professional fees	12,621	18,154
Meals and entertainment	-	88
Office supplies and expense	7,666	6,533
Postage and shipping	408	151
Rent *(Note 6)*	1,490	2,088
Repairs and maintenance	2	7
Salaries and wages	710	12,021
Taxes - payroll and other	633	1,877
Telephone expense	548	1,374
Training and education	-	1
Travel expense	469	49
Total Expenses	31,192	50,193
Loss from Operations	(31,192)	(50,193)
Other income (expense)		
Refund of overpaid filing fees	-	18,000
Interest income - related party *(Note 3)*	416	326
Loss from sales of property and equipment	-	(7,452)
Loss from abandonment of property and equipment	(1,133)	-
Total other income (expense)	(717)	10,874
Net Loss	$ (31,909)	$ (39,319)

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Years Ended December 31, 2010 and 2009

Members' Equity as of December 31, 2008	$	154,431
Member contributions to equity		-
Net loss for the year ended December 31, 2009		(39,319)
Member distributions from equity		-
Members' equity as of December 31, 2009		115,112
Member contributions to equity		-
Net loss for the year ended December 31, 2010		(31,909)
Member distributions from equity *(Note 9)*		(67,048)
Members' Equity as of December 31, 2010	$	16,155

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

		2010		2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(31,909)	$	(39,319)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Expenses allocated from related party *(Note 3)*		36,617		29,765
Loss on abandonment of property and equipment		1,133		-
Loss on sales of property and equipment		-		7,452
Interest income - related party *(Note 3)*		(416)		(326)
(Increase) decrease in:				
Deposits and prepaid expenses		(1,318)		1,612
Increase (decrease) in:				
Accrued liabilities		(9,750)		7,500
Net cash provided by operating activities		(5,643)		6,684
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from sales of property and equipment		-		6,355
Net cash provided by investing activities		-		6,355
CASH FLOWS FROM FINANCING ACTIVITIES				
Advances to related party *(Note 3)*		(10,000)		(135,600)
Net cash used in financing activities		(10,000)		(135,600)
Net decrease in cash		(15,643)		(122,561)
Cash - beginning of period		41,262		163,823
Cash - end of period	$	25,619	$	41,262

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITES

		2010		2009
Distribution of right to receive payment of balance of due from related party *(Notes 3 and 9)*	$	67,048	$	-

The accompanying notes are an integral part of these financial statements.

MERIDIAN CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF ORGANIZATION AND OPERATIONS

Meridian Capital Partners, LLC ("MCP") is a limited liability company formed under the laws of the State of Delaware on March 25, 2004 with its office located in Quincy, Massachusetts. MCP is a broker-dealer firm, registered with the Securities and Exchange Commission ("SEC") and securities regulatory commissions in various states and Washington D.C. It is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC®"). MCP was formed primarily to wholesale direct participation programs to other unaffiliated broker-dealers for ultimate sale to retail and accredited investors and also to offer such products directly to retail investors. Throughout these financial statements and notes, references to "MCP," "LLC," "Company," "Company's," "we," "us," "our," "ours," and any possessive or plural variation thereof refers to Meridian Capital Partners, LLC.

On March 9, 2011, the management and members of MCP declare their intent to liquidate and dissolve the LLC. See **NOTE 9 – SUBSEQUENT EVENTS.**

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of MCP is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied in the preparation of the financial statements.

The Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification" or "ASC"), which is an aggregation of previously issued authoritative GAAP in one comprehensive set of guidance, effective for reporting in the third quarter of 2009. In accordance with the Codification, references to previously issued accounting standards have been replaced by ASC references. Subsequent revisions to GAAP will be incorporated into the ASC through Accounting Standards Updates ("ASU"). References to GAAP throughout these financial statements are intended to refer to the Codification.

A. USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. FAIR VALUE OF FINANCIAL INSTRUMENTS

MCP's financial instruments primarily consist of cash and amounts due from related parties. All instruments are accounted for on the historical cost basis, which, due to the short maturity of these financial instruments, approximates the fair value at the reporting dates of these financial statements.

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1: Quoted prices for identical instruments in active markets accessible at the measurement date.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs for the instrument are only used when there is little, if any, market activity for the instrument at the measurement date. Prices or valuation techniques require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

C. IMPAIRMENTS
In accordance with GAAP, MCP assesses the impairment of its assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable. The determination of the related estimated recovery periods and whether or not those assets are impaired involves significant judgments, related primarily to the future profitability, future cash flow derived from the asset(s) and future value of the asset(s). The Company records an impairment charge if it believes an asset has experienced a decline in value that is other than temporary.

D. CASH AND CASH EQUIVALENTS
For financial statement purposes, MCP considers all short-term debt and investment securities purchased, with a maturity of three months or less, to be cash equivalents.

E. REVENUE AND COST RECOGNITION
Revenue is recognized upon the closing of a participating program transaction (earned). A related commission expense is recognized when the revenue is earned.

F. CURRENT AND DEFERRED INCOME TAXES
Under the domestic entity default rules of the Internal Revenue Service ("IRS"), MCP is treated as a partnership for income tax purposes. The Commonwealth of Massachusetts follows the IRS rules in determining the taxation of MCP. In lieu of MCP paying federal or state income taxes, the members of MCP are taxed on their proportionate share of its federal and state taxable income. Accordingly, these financial statements do not contain a provision for either federal or state income taxes.

As a result of is treatment as a partnership for federal and state income tax purposes, MCP does not recognize deferred income tax assets or liabilities for the future tax benefit or expense resulting from the different methods of accounting for revenues and expenses for financial statement and income tax reporting purposes. In addition, since MCP is not subject to federal or state income taxes, it is not subject to interest or penalties resulting from income tax underpayments, late income tax payments or uncertain income tax positions and accordingly, these financial statements do not contain any provision for such interest and penalties. The income tax effect of any change to MCP's previously reported items of revenue and/or expense is passed through and reported on the individual income tax returns, either federal or state or both as applicable, of its members at the time the change is made.

MCP recognizes interest and penalties resulting from late filings in the period in which it can reasonably determine that late filing has occurred. As of December 31, 2010, the partnership returns of income for the years ended December 31, 2007, 2008 and 2009 remain open to examination by the respective federal and state taxing authorities.

NOTE 3 – DUE TO/FROM RELATED PARTY
During 2009 and 2010, MCP shared office space with various affiliated companies (the "Related Parties"). Except for items specifically identified to one of the Related Parties, overhead and other operating expenses, including personnel costs, are shared with the Related Parties as determined by the primary paymaster, Meridian Properties, Inc. ("MPI"). Allocations of all shared expenses are determined by personnel time devoted to each entity.

Pursuant to MPI's personnel time review at the beginning of 2009, the allocation percentages for the period January 1, 2009 through December 31, 2009 were determined to be: 1% MCP and 99% Related Parties. Those allocation percentages remained unchanged for the year ended December 31, 2010. Interest on the outstanding balance is paid by MCP or charged to MPI, depending on the balance, at the Blended Annual Rate announced annually by the IRS in July. The rates in effect for 2009 and 2010 were, 0.82% and 0.59%, respectively.

As of January 1, 2009, amounts due by MCP to MPI, which represent allocated expenses in excess of cumulative cash transfers to MPI was $13,444. During 2009, expenses allocated to MCP were $29,765 and cash transferred to MPI was $135,600. Interest charged on the outstanding balance was $326. As of December 31, 2009, the outstanding balance due to MCP was $92,717.

During the year ended December 31, 2010, expenses allocated to MCP were $36,617 and cash transferred to MPI was $10,000. Interest charged on the outstanding balance was $416.

On November 30, 2010, in anticipation of the planned sale of 10% of the membership interest in MCP to an unaffiliated third party (the "Buyer"), MCP distributed its right to receive repayment of $67,048 of the then outstanding amount due from MPI, to its members based on their proportionate membership interest in MCP. As of December 31, 2010, the outstanding balance due to MPI was $532.

See **NOTE 9 – SUBSEQUENT EVENTS** for additional related party information regarding the distribution of the amount due to MPI and the planned sale of the membership interests to a third party.

NOTE 4 – ACCRUED LIABILITIES

At December 31, 2010 and 2009, accrued liabilities consisted of the following:

	2010	2009
Miscellaneous operating expenses	$ 250	$ -
Professional fees	10,000	20,000
	$ 10,250	$ 20,000

NOTE 5 - MEMBERS' INTERESTS

Pursuant to the LLC agreement (the "LLC Agreement") dated March 25, 2004, no member may assign all or any part of an interest without the directors' approval, which may be granted or withheld in the directors' sole discretion.

MCP is not required to recognize such assignment for any purpose unless the directors' consent and the necessary documents pursuant to the LLC Agreement have been filed with MCP.

If a member assigns all of the member's interest, that member shall cease to be a member upon the admission of the assignee as a substituted member in accordance with the LLC Agreement.

Liability of LLC Members

Pursuant to §18-303(a) of Title 6, Subtitle II of the Delaware Limited Liability Company Act (the "Act"), the debts, obligations and liabilities of an LLC member, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the LLC, and no member or manager of the LLC shall be obligated personally for such debt, obligation or liability of the LLC solely by reason of being a member or acting as a

manager of the LLC.

Pursuant to §18-303(b) of the Act, under the LLC Agreement or under another agreement, a member or manager may agree to be obligated personally for any or all debts, obligations and liabilities of the LLC. See **NOTE 9 – SUBSEQUENT EVENTS** for additional member interest information.

NOTE 6 - LEASES
MCP shared office space in Massachusetts under an operating lease through MPI.

The Massachusetts lease dated January 25, 1989, as amended on various dates through 2007 and expiring on November 30, 2010, was amended on August 1, 2009 to abandon the space occupied by MCP in exchange for a series of payments for which MCP's allocated portion totaled $300 (the "Abandonment Payment").

The Massachusetts office also leases various pieces of office equipment under operating leases expiring on various dates through the year 2012. Effective January 1, 2009, 1% of the minimum equipment lease payments was allocated to MCP.

Based upon the aforementioned allocations, future minimum rental payments under all operating leases are as follows:

Year Ended	Amount	
December 31, 2011	$	843
December 31, 2012		838
December 31, 2013		819
December 31, 2014		858
December 31, 2015		819
	$	4,177

Rent expense for the years ended December 31, 2010 and 2009 was $1,490 and $2,088, respectively.

As a result of management declared intent to liquidate and dissolve the LLC, MCP's obligations under the existing operating lease described above will terminate upon final dissolution. See **NOTE 9 – SUBSEQUENT EVENTS.**

NOTE 7 - CONCENTRATIONS OF MARKET RISK
MCP maintains cash balances in a financial institution located in Boston, Massachusetts. The combined balances in all accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. From time to time, MCP may have cash on deposit that exceeds the federally insured limits. At December 31, 2010 and 2009, MPC did not have any balances at this financial institution that exceeded the federally insurance limits.

NOTE 8 - NET CAPITAL REQUIREMENTS
MCP is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000 or 6.66% of total aggregate indebtedness whichever is higher, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010

and 2009, MCP had net capital, required net capital, excess net capital, aggregate indebtedness and a net capital ratio as follows:

	2010		2009	
Net Capital	$	14,837	$	21,262
Required Net Capital		5,000		5,000
Excess Net Capital	$	9,837	$	16,262
Aggregate Indebtedness	$	10,782	$	20,000
Net Capital Ratio	0.73 to 1		0.94 to 1	

The ratio of aggregate indebtedness to net capital as of December 31, 2009 was calculated incorrectly using excess net capital rather than net capital as defined. Previously reported as 1.23 to 1, the ratio of aggregate indebtedness to net capital has been recomputed and should have been reported as 0.94 to 1. No other amounts of assets, liabilities, members' equity, revenues, expenses or net capital, as previously reported, were affected by this recalculation.

NOTE 9 – SUBSEQUENT EVENTS

Distribution to Members
On November 30, 2010, management of MCP distributed to the members as of that date, the right to receive their proportionate share of the amount due from MPI of $67,048 (see **NOTE 3 – DUE TO/FROM RELATED PARTY**). The amount distributed to each member was calculated based on the total amount due multiplied by each member's respective membership interest percentage.

Each member received payment of their respective distribution on January 18, 2011.

Assignment of membership interests
On January 12, 2011, in order to facilitate the planned sale of 10% of the membership interest in MCP to an unrelated third party (the "Buyer"), seven of the nine LLC members representing 64.375% of the membership interest, assigned (the "Assignment") their respective interests equally to the two other members (the "Sellers"). The seven members made the Assignment in exchange for the right to receive total payments (the "Assignment Payments"), equal to their respective membership interests as of November 30, 2010 multiplied by the total sales price (the "Sales Price") of the membership interests as agreed to in the Interest Purchase Agreement (the "Purchase Agreement") dated January 12, 2011, as described below. This assignment consolidated 100% of the membership interests equally between the Sellers.

The Assignment Payments were to be made in two installments as defined in the Purchase Agreement. The first Assignment Payment was made on January 18, 2011 for $6,653. Including the distribution payment previously described, total payments made to the members on January 18, 2011 totaled $73,701. As a result of the termination of the Purchase Agreement, as described below, the balance of the Assignment Payments will not be made and no further compensation will be paid pursuant to the Assignment.

Interest Purchase Agreement
On January 12, 2011 (the "Initial Closing Date"), the Sellers entered into the Purchase Agreement with the Buyer. The Purchase Agreement contains customary language concerning the definition of terms, the purchase and sale,

representations and warranties of the Buyer and Sellers, covenants and agreements, conditions precedent to the obligations of the Buyer and Sellers to close, survival, indemnification, taxes, and other miscellaneous provisions. The Sellers agreed to sell their respective 50% ownership interests to the Buyer for a total purchase price of $66,531 (the "Sales Price"). The Sales Price was to be paid in two installments. The first installment, equal to 10% of the Sales Price, or $6,653, was on the Initial Closing Date. The second installment equaling the balance of the sales price or $59,878 was due no later than 5 days after the Final Closing date, as defined in the Purchase Agreement. Under the Purchase Agreement, the Buyer could provide written notice of termination to the Sellers at any time.

Notice of Termination of Interest Purchase Agreement
On March 2, 2011, the Sellers were notified that, pursuant to the Purchase Agreement, the Buyer was terminating the Purchase Agreement effective as of that date. The Buyer has requested reimbursement from the Sellers for amounts paid to MCP's legal counsel related to fees and expenses associated with the Final Closing.

As the Purchase Agreement was terminated by the Buyer, the Buyer has forfeited the first Assignment Payment and is deemed to have withdrawn from MCP. All other obligations under the Purchase Agreement have also terminated, with the exception of the (i) the Buyer's obligation to reimburse the Sellers for any costs incurred in connection with the Application; (ii) fees and expenses in connection with obtaining a license and any other filings necessary to operate as a broker-dealer in any state in which it is not already licensed to do so; (iii) fees and expenses incurred in connection with any notice and consents required of the Buyer or MCP; (iv) legal costs of the Sellers in connection with the Purchase Agreement, not expected to exceed $9,000 and (v) cooperation between the Buyer and the Sellers with respect to any necessary assistance related to MCP as is reasonably requested related to the filing of any tax return or any tax matter pertaining to any tax period ending on or before the Final Closing Date.

Notice of Claim
On February 1, 2011, MCP was notified that it was a named party to a claim (the "Claim") filed against it by former customers (the "Claimants") that purchased certain Tenant-In-Common ("TIC") real estate investments for which MCP was the managing broker-dealer for one of the TICs. The Claimants allege that the investments were unsuitable for them and have lost value since they were first purchased. The claim includes allegations of Federal securities fraud, breach of fiduciary duty and constructive fraud, fraud and deceit, California securities fraud, unfair sales practices, negligence and negligent misrepresentation, elder abuse and declaratory relief. The Claimants seeks damages exceeding $8 million including punitive damages, interest, attorney's fees, forum fees and other relief. MCP's answer to the claim is due on March 23, 2011, or at a later date if the answer period is extended by agreement of the parties, after which a Panel will be appointed, an initial pre-hearing conference will be held and discovery will begin. An arbitration hearing date has not yet been set; however, if a hearing is held on the matter, it is anticipated that it will be held by the middle of the year 2012.

Due to the Claim being in its early stages, management cannot reasonably estimate the outcome of this case nor can any range of potential liability in the event of an unfavorable outcome be determined. Accordingly, these financial statements do not contain any provision to reflect management's estimate of potential liability; however, it is at least reasonably possible that management's ability to estimate the outcome of the case and any potential liability as a result may change in the near term. Any change in management's ability to reasonably estimate its potential liability in this case will be charged to earnings in the period of determination.

Withdrawal from FINRA and Dissolution
On March 9, 2011, as a result of the Claim, management of MCP determined it will withdraw its membership in

FINRA and the SIPC®. Management estimates that it will likely take up to sixty days for the SEC to approve the withdrawal, which should not be impacted by, or due to a change in, the status of the Claim. In addition, as a result of the Claim and the termination of the Purchase Agreement, the members of MCP have stated their intent to liquidate MCP's assets and dissolve the LLC at the earliest possible date. Management is currently discussing with legal counsel and its broker-dealer consultants how to accomplish the dissolution of MCP in accordance with FINRA and SEC regulations and guidance, the LLC Agreement and the laws of the State of Delaware.

Management's review
Management has evaluated subsequent events through March 15, 2011, the date on which the financial statements were issued.

MERIDIAN CAPITAL PARTNERS, LLC

SUPPLEMENTARY INFORMATION

MERIDIAN CAPITAL PARTNERS, LLC
SCHEDULE I – NET CAPITAL COMPUTATION UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2010 and 2009

	2010	2009
NET CAPITAL COMPUTATION		
Members' equity	$ 16,155	$ 115,112
Less: Non-allowable assets		
Investments in and receivables from affiliates, subsidiaries and associated partnerships	-	(92,717)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	-	(1,133)
Deposits and prepaid expenses	(1,318)	-
Net capital	$ 14,837	$ 21,262
Reconciliation with LLC's Computation		
Net capital per FOCUS report	$ 15,369	$ 36,262
Audit adjustments for:		
Investment in and receivables from affiliates, subsidiaries and associated partnerships	(532)	(2,098)
Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost, net of accumulated depreciation and amortization	-	7,652
Deposits and prepaid expenses	(156)	1,612
Rent expense	-	1,572
Interest income	-	326
Interest expense	-	(7,452)
Legal, accounting and professional fees	-	(15,000)
Insurance expense	156	(1,612)
Depreciation expense	-	-
Net capital	$ 14,837	$ 21,262

The accompanying notes are an integral part of these financial statements.

Jacobs, Velella & Kerr, P.C.
Certified Public Accountants
388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members
American Institute of Certified Public Accountants
Massachusetts Society of Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of:
Meridian Capital Partners, LLC
Quincy, Massachusetts

In planning and performing our audits of the financial statements of Meridian Capital Partners, LLC as of and for the years ended December 31, 2010 and 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made studies of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. These studies included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objective. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the

risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose other than those specified parties.

Jacobs, Velella & Kerr, PC

Jacobs, Velella & Kerr, P.C.
Needham, Massachusetts

March 8, 2011

J V K

Jacobs, Velella & Kerr, P.C.

Certified Public Accountants

388 Hillside Avenue * Needham, MA 02494-1221
Tel: (781) 449-1090 • Fax: (781) 449-9370
www.jvkcpa.com

Members

American Institute of
Certified Public Accountants

Massachusetts Society of
Certified Public Accountants

Herman Jacobs CPA 1949 - 1988
Peter H. Kerr CPA 1983 - 2009

Alberto Velella CPA

Michael E. Carlson CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SPIC® ASSESSMENT RECONCILIATION

To the Members of:
Meridian Capital Partners. LLC
Quincy, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC®) for the year ended December 31, 2010, which were agreed to by Meridian Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC®, solely to assist you and the other specified parties in evaluating Meridian Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Meridian Capital Partners, LLC's management is responsible for Meridian Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with the respective cash disbursement record entries including Meridian Capital Partners, LLC's general ledger, cash disbursement journal, cancelled check and bank statement on which the respective payment cleared, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedule and working papers, including the internally generated statements of operations, sales journals and previously filed FOCUS reports for the quarterly periods ended March 31, 2010, June 30, 2010, September 30, 2010 and December 31, 2010, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as previously described, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jacobs, Velella & Kerr, PC
Needham, Massachusetts

March 8, 2011

MERIDIAN CAPITAL PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Years Ended
December 31, 2010 and 2009

MERIDIAN CAPITAL PARTNERS, LLC
TABLE OF CONTENTS
For the Years Ended December 31, 2010 and 2009